UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 08, 2010

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell Appoints Jerald Sadoff MD as Chief Medical Officer

Leiden, the Netherlands (March 8, 2010) - Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that Jerald C. Sadoff, MD was appointed Chief Medical Officer at Crucell and will be a member of Crucell's Management Committee.

Before joining Crucell Dr. Sadoff worked at the Aeras Global TB Vaccine Foundation, were he became President and Chief Executive Officer in June 2003. While at Aeras, Dr. Sadoff developed the world's leading portfolio of TB vaccine candidates, with two of the four candidates currently being tested in Africa in Phase IIB efficacy trials, built a strong network of development partnerships, and created a world-class vaccine manufacturing infrastructure.

Prior to joining Aeras Dr. Sadoff was the Executive Director of Clinical Development of Vaccines at Merck. While at Merck, Dr. Sadoff led the efforts to develop and obtain licensure for eight licensed vaccines to prevent: hepatitis A, (VAQTA®); Haemophilus influenza type b (Liquid Pedvax(TM)); 4-degree stable varicella vaccine (Varivax II®); a hepatitis B-Hib (Comvax(TM)); the 6 valent Hep B, Hib, Polio, DTP (Hexavac(TM)); Measles, Mumps, Rubella, Varicella (ProQuad®), and recently Zoster (Zostavax(TM)) and rotavirus (Rotateq®). He also made significant contributions to the development of Merck's HPV vaccine (Gardasil).

Before joining Merck, Dr. Sadoff was Director, Division of Communicable Diseases and Immunology, at the Walter Reed Army Institute of Research, where he worked on vaccines against bacterial, viral and parasitic diseases, including sepsis, gonorrhea, cholera, shigella, dengue, HIV and malaria. He attained the rank of Colonel in the US Medical Corps.Dr. Sadoff has spent his entire career developing vaccines for a large number of diseases, from chicken pox to malaria.

Throughout his career, Dr. Sadoff has chaired or served on over 20 national and international task forces, initiatives, consulting groups and advisory boards. Currently, he is Chair of the USAID Malaria Vaccine Scientific Consultants Group and Chairs several Scientific Advisory Boards for NIH sponsored HIV vaccine efforts. He serves on the NIAID AIDS Vaccine Research Working Group, the Scientific Advisory Board of the NIH Vaccine Research Center and the Scientific Advisory Board of the International AIDS Vaccine Initiative. Over the last 35 years, he has authored over 300 articles, book chapters, and abstracts. Dr. Sadoff received his BA and MD from the University of Minnesota in Minneapolis.

"We are very excited to welcome Jerry to our management team and I look forward to working with him closely. His immense experience within the vaccine industry will enable Crucell to make another leap forward to further improve our product development capabilities. In addition I expect Jerry's appointment to improve the speed to market of our pipeline products", said Cees de Jong, COO Crucell.

The appointment of Dr. Sadoff follows the decision made by Crucell management in 2009, to establish a Product Development Group (PDG) at Crucell - a logical next step toward the Company's evolution into a truly leading and fully integrated biopharmaceutical company by strengthening Crucell's product development capabilities. Dr. Sadoff will, starting April 1st, head the PDG, which consists of the following departments: Process Development; Clinical Development and Medical Affairs, including Pharmacovigilance; Regulatory Affairs, and Program Management.

The Process Development department is headed by Mr. Alain Pralong. Mr. Pralong joined Crucell in 2008 as Vice President of the Process Development department. Mr. Pralong built a steep track record in process development and manufacturing of biologics. After completing his PhD in Biotechnology in 2000, Mr. Pralong has held positions at Schering-Plough, Hoffmann-La Roche and Merck-Serono in Switzerland. In these positions Mr. Pralong was able to broaden his leadership experience in process development and manufacturing both up and down stream. Mr. Pralong is based in Leiden.

To head the Clinical Development and Medical Affairs department, Mrs. Dr. Marie Paule Richard has been appointed in the role of Vice President Clinical Development and Medical Affairs, effective April 1st, 2010. Dr. Paule is an accomplished R&D executive with over 20 years of experience in Clinical Development and Medical and Regulatory Affairs, in both pharma and biotech environments. Dr. Paule has held leadership positions in companies such as GSK and Sanofi Aventis, and she has managed a full range of global clinical programs. Dr. Paule was born and raised in France where she completed an MD and additional courses in Pharmacokinetics and Clinical Pharmacology, Clinical Immunology and Vaccinology. Dr. Paule will be based in Bern.

The Regulatory Affairs department is headed by Mr. Luciano Nencioni. After completing his PhD in Immunology and Microbiology, Mr. Nencioni started his career in Research at IRIS Sclavo in 1976 where he published over 130 scientific papers on mucosal immunity against enteropathogenic bacteria and on immunostimulants. Then he was in charge of Process Development at Biocine where he developed the genetically detoxified acellular pertussis vaccine. Then he was promoted as head of operations and quality and in 1995 he held the position of Global Head of Regulatory Affairs in Chiron, Novartis Vaccine and Diagnostics and then in Crucell as of April 1st, 2008. Previously Mr Nencioni was responsible ad interim for the Clinical Development and Medical Affairs department. Crucell's Regulatory Affairs department has recently been restructured to bring the department more in line with Crucell's franchise and value stream based organization. This new organization is located in Bern.

As head of the Program Management department, Mr. Kevin Jack was appointed in the role of Vice President Program Management, effective January 1st, 2010. Mr. Jack has extensive experience in Project Management, and previously held the position of Project Director New Product Introduction at Centocor (a Johnson & Johnson company). At Centocor, Mr. Jack managed a number of projects, including new product and new process introduction for bulk manufacturing of clinical phase III material and commercial supplies. Mr. Jack has more than 20 years of experience in the biopharmaceutical industry. Mr. Jack is based in Leiden.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk

Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact Crucell:
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
March 08, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations